MARK KARPE

Assistant Vice President, Counsel

Office: (949) 219-3224

Fax: (949) 219-3706

E-mail: Mark.Karpe@PacificLife.com

July 16, 2020

VIA EDGAR

Yoon Choo, Esq.

Senior Counsel

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Pacific Funds Series Trust
(File Nos. 333-61366, 811-10385)

Dear Ms. Choo:

This letter is being provided in response to oral comments received from the U.S. Securities and Exchange Commission (“SEC” or the “Commission”) staff (“Staff”) on June 23, 2020, concerning post-effective amendment (“PEA”) No. 156 to the registration statement of Pacific Funds Series Trust (the “Registrant”) on Form N-1A (including the Prospectuses (“Prospectus”), Statement of Additional Information (“SAI”) and Part C), which was filed on May 14, 2020 with the Commission pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of each series of the Registrant (a “Fund”). Set forth in the numbered paragraphs below are the Staff’s comments followed by Registrant’s responses.

General Comments (as applicable to all Funds with the same or similar disclosure)

1.	Comment: Principal Risk – Convertible Securities Risk: For each Fund that includes this risk as a principal risk, please briefly explain what convertible securities are and include a reference to convertible securities in the principal investment strategy discussion.

Response: Registrant believes that the current disclosure on convertible securities is appropriate and adequate and notes that the Statement of Additional Information contains additional disclosure about the features and attributes of a convertible security. Nevertheless, a reference to convertible securities will be added to the principal investment strategies of those Funds that currently do not include such a reference.

2.	Comment: Principal Risks – Conflicts of Interest Risk: The Portfolio Optimization Funds utilize summary prospectuses. As discussed in pertinent part in the statutory Conflicts of Interest Risk, please disclose in the summary Conflicts of Interest Risk contained within

Pacific Funds – Response Letter

July 16, 2020

each Portfolio Optimization Fund’s summary prospectus the Investment Adviser’s conflict of interest in selecting and substituting Underlying Funds. For example, consider disclosing that PLFA may have an incentive to select an Underlying Fund that provides a higher management fee to PLFA.

Response: Registrant will revise the summary Conflicts of Interest Risk to disclose that an Underlying Fund managed by an affiliate of the Investment Adviser or an Underlying Fund which provides greater profitability to the Investment Adviser than another Underlying Fund may create an incentive for the Investment Adviser to use such Fund as an Underlying Fund.

3.	Comment: Principal Risks – Conflicts of Interest Risk: The risk states in pertinent part that PLFA has adopted a policy under which investment decisions for a Portfolio Optimization Fund must be made in the best interests of the Portfolio Optimization Fund and its shareholders, and that PLFA may take into account the interests of an Underlying Fund and its shareholders when making investment decisions for the Portfolio Optimization Fund. Please supplementally explain how PLFA may take into account the interest of the Underlying Funds and its shareholders when PLFA must act in the best interest of the Portfolio Optimization Fund and its shareholders.

Response: The only shareholders of the Underlying Funds are the Portfolio Optimization Funds. The Investment Adviser will take into consideration proposed asset allocation changes by the Portfolio Optimization Funds to reduce the potential impact on the Underlying Funds (such as trading costs, lags on performance), which will in turn impact an Underlying Fund’s shareholders (namely, the Portfolio Optimization Funds).

4.	Comment: Principal Risks – Floating Rate Loan Risk: The risk notes that loan transaction settlements may take longer than seven days, which may result in cash proceeds not being immediately available to the Fund. Please briefly discuss the consequence of cash proceeds not being immediately available to a Fund.

Response: Registrant will revise the disclosure accordingly.

5.	Comment: Principal Risks – Mortgage-Related and Other Asset-Based Securities Risk, Derivatives Risk: Please briefly describe each risk that is not otherwise discussed in the risk factors in the summary section (for example, counterparty risk is disclosed in Derivatives Risk).

Response: Registrant believes that its current Mortgage-Related and Other Asset-Backed Securities Risk and Derivatives Risk disclosure is adequate. As noted in the summary section, each risk listed within Mortgage-Related and Other Asset-Based Securities Risk and Derivatives Risk is described in detail in the Additional Information About Principal Risks section of the Prospectus. Accordingly, Registrant respectfully declines to make the requested change.

Pacific Funds – Response Letter

July 16, 2020

6.	Comment: General Investment Information: The disclosure notes that, to assist with the implementation of asset allocation changes for the Portfolio Optimization Funds, an Underlying Fund may use or increase its use of derivatives, such as futures contracts, to obtain exposure to desired investments, subjecting that Underlying Fund to derivatives risk and leverage risk. Please explain supplementally why it is appropriate for an Underlying Fund to increase its use of derivatives to assist the Portfolio Optimization Funds to achieve their funds-of-funds target allocations.

Response: An Underlying Fund does not use derivatives to assist the Portfolio Optimization Funds to achieve their funds-of-funds target allocations. Instead, following notice from a Portfolio Optimization Fund regarding an upcoming asset allocation change, an Underlying Fund may use or increase its use of derivatives to manage the anticipated cash flows. Registrant will revise the disclosure to clarify that the Underlying Funds may use or increase their use of derivatives to manage cash flows in connection with asset allocation changes for the funds-of-funds.

7.	Comment: General Investment Information: The disclosure notes, in pertinent part, that each Fund may hold illiquid investments from time to time, depending upon market conditions and events. Please add that certain Funds, such as Pacific Funds Floating Rate Income, hold illiquid securities as part of their principal investment strategy.

Response: Registrant believes that the current disclosure is appropriate and adequate. Registrant notes that there is detailed disclosure in the summary prospectus for Pacific Funds Floating Rate Income that discusses liquidity for this Fund, including Liquidity Risk as a principal investment risk as well as a discussion of liquidity within its Floating Rate Loan Risk. By comparison, the cited General Investment Information applies to all of the Funds. Accordingly, Registrant respectfully declines to make the requested change.

8.	Comment: Other Expenses: The disclosure notes, in pertinent part, that “Other Expenses” may include interest expenses which result from a Fund’s use of investments that are considered to be a form of borrowing for the Fund, such as short sales or reverse repurchase agreements. If accurate, please also add that Other Expenses may also include interest expenses and other fees arising from the Trust’s line of credit for Pacific Funds Floating Rate Income.

Response: Registrant will revise the disclosure accordingly to include a reference to interest expenses relating to the line of credit.

9.	Comment: Other Expenses: With respect to the disclosure in the Class P prospectus providing information on the annual fund operating expense for certain Funds when not including interest expenses, please add this disclosure (as applicable) to the other prospectuses of Registrant, or supplementally explain why the disclosure is in the Class P prospectus but not in the other prospectuses.

Response: Registrant will revise the disclosure accordingly.

Pacific Funds – Response Letter

July 16, 2020

10.	Comment: Redeeming Shares: The disclosure in pertinent part notes that certain accounts with values that fall below investment minimums may be closed without any prior notice to the account holder. Please revise the sentence to alert account holders that they will be provided with a notice and a chance to cure before closure, or supplementally explain why they will not.

Response: Registrant will revise the disclosure accordingly.

11.	Comment: Execution of Your Request: The disclosure notes that the Trust has adopted a redemptions-in-kind policy. Please supplementally disclose whether any Fund of the Trust has made an election under Rule 18f-1 of the Investment Company Act of 1940; if such election was made, please add disclosure regarding the limitations on redemptions-in-kind imposed by Rule 18f-1.

Response: Registrant confirms that no election under Rule 18f-1 of the Investment Company Act of 1940 has been made.

Portfolio Optimization Funds

12.	Comment: Portfolio Turnover: The disclosure notes than an Underlying Fund typically pays transaction costs when it turns over its portfolio so a higher portfolio turnover rate, which reflects a greater number of securities being bought or sold, may indicate higher transaction costs and may result in higher taxes when Underlying Fund shares are held by the Fund in a taxable account. Please confirm the accuracy of the statement regarding higher taxes regarding Underlying Funds.

Response: Registrant confirms the disclosure is correct – as a Portfolio Optimization Fund is a fund-of-funds that holds shares of various Underlying Funds as its investment, a high turnover rate by an Underlying Fund may result in higher taxes for the respective shareholder of an Portfolio Optimization Fund when the shareholder holds the Portfolio Optimization Fund (“the Fund” as referenced in the Portfolio Turnover disclosure) in a taxable account.

13.	Comment: Principal Investment Strategy: With respect to the disclosure regarding the use of derivatives, please reinsert in the summary section of each Portfolio Optimization Fund the discussion of the purpose of using the derivatives, or supplementally explain why such language was removed. See the July 30, 2010 letter from Barry D. Miller to Karrie McMillan (the “Miller letter”) with respect to disclosure regarding the use of derivatives.

Response: Registrant will revise the disclosure accordingly.

14.	Comment: Principal Investment Strategy and Principal Risks: The principal investment strategy discussion for Portfolio Optimization Conservative states that the broad equity asset classes of the Fund includes asset classes such as domestic small-capitalization equities. If appropriate, please add Small-Capitalization Companies Risk as a principal risk.

Pacific Funds – Response Letter

July 16, 2020

Response: Registrant believes that the current disclosure is appropriate and adequate. As noted in the referenced disclosure, the description of possible asset class investments contained within the broad equity asset class in which Pacific Funds Portfolio Optimization Conservative invests are equities “such as” small-capitalization equities. At the present time, this Fund’s allocation to small-capitalization equities as part of its broad equity asset class does not rise to the level of being a principal risk.

15.	Comment: Principal Risks – Asset Allocation Fund of Funds Risk: The Portfolio Optimization Funds utilize summary prospectuses. As stated within Additional Information About Fees and Expenses in the statutory section of the Prospectus, please add disclosure to the summary section that a Portfolio Optimization Fund, as a fund-of-funds, will pay, in addition to its own fees and expenses, a proportionate share of the fees and expenses of the Underlying Funds in which it invests. As a result, shareholders will be subject to two layers of fees with respect to their investment in a Portfolio Optimization Fund.

Response: Registrant believes that the current disclosure is appropriate and adequate. The Annual Fund Operating Expense table for each Portfolio Optimization Fund in the summary section includes a footnote to the Acquired Fund Fees and Expenses entry stating that expenses are incurred by a Portfolio Optimization Fund through its ownership of shares in other investment companies, namely the Underlying Funds. As such, the disclosure includes both language and amounts regarding the proportionate share of the fees and expenses of the Underlying Funds paid by each Portfolio Optimization Fund.

16.	Comment: Principal Investment Strategies – Item 9 Disclosure: The applicable disclosure states that the Investment Adviser may adjust an allocation for a Portfolio Optimization Fund and reallocate the assets of the Portfolio Optimization Fund to more closely align with the new adjusted allocation. Please state how frequently PLFA intends to conduct a rebalance to bring a fund-of-fund’s holdings back to their target allocations.

Response: Registrant believes that the current disclosure is appropriate and adequate. As noted in the disclosure, the Investment Adviser has the flexibility to rebalance and reallocate a Portfolio Optimization Fund’s adjusted allocation (within its stated target allocation range of its broad asset classes) “any time as it deems necessary” based on the Investment Adviser’s views of market conditions, its outlook for the various asset classes or other factors. Accordingly, these adjustments are not made on a pre-determined schedule.

Pacific Funds Ultra Short Income

17.	Comment: Principal Investment Strategy: Under the principal investment strategy, this Fund states that debt securities in which it invests includes those issued by “foreign entities.” If appropriate, please revert the deletion of the Foreign Markets Risk.

Response: Registrant will revise the disclosure accordingly.

18.	Comment: Principal Investment Strategy: The disclosure references strategies and decisions as determined by the “Manager,” a defined term without definition in the

Pacific Funds – Response Letter

July 16, 2020

summary. For clarity, consider using a specific term for Pacific Asset Management LLC (for example, “sub-adviser” is used for Rothschild).

Response: Registrant will revise the disclosure accordingly to change “Manager” to “sub-adviser” where applicable in the principal investment strategy.

Pacific Funds Floating Rate Income

19.	Comment: Annual Fund Operating Expenses: The footnote on this Fund’s investment advisory fee waiver references “PLFA” which is not defined in the summary prospectus. For consistency with the other footnote (regarding expense limitations set forth by the investment adviser), please consider changing “PLFA” to “investment adviser” in the applicable footnotes.

Response: Registrant will revise the disclosure accordingly.

Pacific Funds Core Income

20.	Comment: Portfolio Turnover: In the Class P Prospectus, the disclosure notes that this Fund is new and does not yet have a turnover rate. The Fund is not new; please correct here and where appropriate.

Response: Registrant will revise the disclosure accordingly.

PF Short Duration Bond Fund

21.	Comment: Principal Risks – Underlying Fund Risk: Underlying Fund Risk is not included for this Fund nor other Funds within the Class P Prospectus, but all of the Funds included in the Class P Prospectus are listed as potential Underlying Funds for investment by the Portfolio Optimization Funds. Please ensure Underlying Funds Risk is included for each Fund that is an Underlying Fund of the funds-of-funds.

Response: Registrant believes that the current disclosure is appropriate and adequate. Although each Fund in the Class P Prospectus is subject to Underlying Fund Risk, the risk is not disclosed in the summary prospectus because the Funds in the Class P Prospectus are not directly available to investors to which this risk would be a primary concern. Underlying Fund Risk is included in the “Additional Information About Principal Investment Strategies and Risks” section of the Class P Prospectus, which does not utilize summary prospectuses. Accordingly, Registrant respectfully declines to make the requested change.

PF Emerging Markets Debt Fund

22.	Comment: Annual Fund Operating Expense: The waiver footnote states that it is effective through July 31, 2020. Please remove the footnote and waiver reference unless the waiver has been extended to at least July 31, 2021.

Response: Registrant will revise the disclosure accordingly to reflect that the waiver has been extended to at least July 31, 2021.

Pacific Funds – Response Letter

July 16, 2020

Pacific Funds Large-Cap Value, Pacific Funds Small/Mid-Cap Pacific Funds Small-Cap, Pacific Funds Small-Cap Value – Class P Prospectus

23.	Comment: Performance: For the Class P Prospectus, as per Instruction 3(b) of Item 4(b)(2) of Form N-1A (Multiple Class Funds), for these four multiple-class Funds, please present performance information for another share class of each of the Funds that is active (with applicable footnotes) and please include such share class information within the Financial Highlights of the Class P Prospectus.

Response: Registrant will revise the disclosure accordingly, including applicable Financial Highlights.

Part C

24.	Comment: Item 28 – Exhibit (i), Opinion and Consent of Counsel: The current legal opinion as provided by Dechert LLP is contained in Post-Effective Amendment #154 and relates specifically to the issuance of shares contained within Post-Effective Amendment #154 (that is, the Dechert opinion is not an “evergreen” opinion). Please confirm that an updated opinion will be filed or supplementally explain why an updated opinion is not required.

Response: An updated opinion will be included with the Rule 485(b) definitive filing.

If you have any questions or further comments please contact me at (949) 219-3224.

Sincerely,

/s/ Mark Karpe

Mark Karpe

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC
Laurene MacElwee, Pacific Life Fund Advisors LLC
Audrey L. Cheng, Esq., Pacific Life Insurance Company
Anthony H. Zacharski, Esq., Dechert LLP
Rachael Schwartz, Esq., Sullivan & Worcester LLP